InvestEd

Waddell & Reed 529 Plan

Semiannual Report

JUNE 30, 2005

Waddell & Reed InvestEd Growth Portfolio
Waddell & Reed InvestEd Balanced Portfolio
Waddell & Reed InvestEd Conservative Portfolio

InvestEd
Waddell & Reed 529 Plan

CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed InvestEd Portfolios, Inc. It is not authorized for distribution to prospective investors unless preceded or accompanied by a current Waddell & Reed InvestEd Portfolios, Inc. prospectus, along with the InvestEd Program Overview and InvestEd Account Application.

Non-residents of Arizona or taxpayers of states other than Arizona should consider participating in the 529 plan(s) available in their state of residence, as such plan(s) may offer more favorable state income tax or other benefits than those offered under the InvestEd Plan. Please consult your CPA or other tax advisor regarding your personal tax situation.

President's Letter of
Waddell & Reed InvestEd Portfolios, Inc.

June 30, 2005



DEAR SHAREHOLDER:

Enclosed is our report on your Portfolio's operations for the six months ended June 30, 2005. The period enjoyed solid economic growth, although this performance was not manifest in the financial markets. We experienced subdued returns over the first half of 2005, as interest rates, energy prices and inflation worries restrained most major market indexes. The S&P 500 Index declined 0.81 percent, while the Dow Jones Industrial Average declined 3.65 percent over the period. Bonds fared a bit better, with the Citigroup Broad Investment Grade Index returning 2.60 percent over the last six months.

The Federal Reserve continued its campaign of steadily raising short-term interest rates. The Fed enacted four quarter-point rate increases between January and June, with rates ending the period at 3.25 percent. The Fed recently stated that it still believes monetary conditions remain "accommodative," indicating apparently that they intend to continue raising rates somewhat further.

Despite rising short-term interest rates and higher oil prices, the economy continues to do quite well. Real economic growth of around 3 percent for the remainder of the year, with a nominal growth rate (after inflation) of approximately 6 percent, seems likely, in our view. History suggests that corporate profits tend to grow in line with growth in the economy, and stocks generally follow the growth in profits. It now appears that S&P 500 profits could potentially rise in the area of 10 percent for all of 2005. Equities have been sluggish in the first six months of 2005, actually down slightly. We believe that some catch-up with profit growth appears probable.

Regardless of short-term setbacks brought on by economic or geopolitical events – and although past performance is no guarantee of future results – stocks have historically continued to rise over time. And, through appropriate diversification, you can potentially provide more balance to your portfolio over time.

Your financial advisor can help you with these strategies and work with you to develop and maintain a customized investment plan based on your individual situation. We believe that focusing on that plan, despite the swings of the market, is important as you work toward a sound financial future.

Thank you for your partnership and your continued commitment to your investment program.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of Waddell & Reed InvestEd Portfolios, Inc., and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Illustration of Portfolio Expenses

As a shareholder of a Portfolio, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Portfolio expenses. The following tables are intended to help you understand your ongoing costs (in dollars) of investing in a Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2005.

Actual Expenses

The first line for each share class in the following tables provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. As of the close of the six months covered by the tables, a customer is charged an initial fee of $10 for each new account. You should consider the additional fees that were charged to your Portfolio account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class of the following tables provides information about hypothetical account values and hypothetical expenses based on the Portfolio's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Portfolio and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the tables are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the tables is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Growth Portfolio Expenses

For the Six Months Ended June 30, 2005	Beginning Account Value 12-31-04	Ending Account Value 6-30-05	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,012	0.79%	$3.96
Class B	1,000	1,008	1.57	7.80
Class C	1,000	1,008	1.50	7.51
Based on 5% Return[2]				
Class A	$1,000	$1,021	0.79%	$3.98
Class B	1,000	1,017	1.57	7.84
Class C	1,000	1,017	1.50	7.54

Balanced Portfolio Expenses

For the Six Months Ended June 30, 2005	Beginning Account Value 12-31-04	Ending Account Value 6-30-05	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,011	0.76%	$3.80
Class B	1,000	1,006	1.54	7.66
Class C	1,000	1,006	1.50	7.53
Based on 5% Return[2]				
Class A	$1,000	$1,021	0.76%	$3.82
Class B	1,000	1,017	1.54	7.71
Class C	1,000	1,017	1.51	7.57

Conservative Portfolio Expenses

For the Six Months Ended June 30, 2005	Beginning Account Value 12-31-04	Ending Account Value 6-30-05	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,011	0.94%	$ 4.68
Class B	1,000	1,009	1.68	8.36
Class C	1,000	1,008	1.71	8.50
Based on 5% Return[2]				
Class A	$1,000	$1,020	0.94%	$ 4.71
Class B	1,000	1,016	1.68	8.39
Class C	1,000	1,016	1.71	8.54

*Portfolio expenses for each share class are equal to the Portfolio's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 181 days in the six-month period ended June 30, 2005, and divided by 365.

(1)This section uses the Portfolio's actual total return and actual Portfolio expenses. It is a guide to the actual expenses paid by the Portfolio in the period. The "Ending Account Value" shown is computed using the Portfolio's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Portfolio. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2)This section uses a hypothetical 5% return and actual Portfolio expenses. It helps to compare the Portfolio's ongoing costs with other mutual funds. A shareholder can compare the Portfolio's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF GROWTH PORTFOLIO

Portfolio Highlights

As a shareholder of Growth Portfolio, for every $100 you had invested on June 30, 2005, your Portfolio owned:



	Waddell & Reed Advisors Core Investment Fund, Class Y	$17.06
	Waddell & Reed Advisors Value Fund, Class Y.	$15.12
	Waddell & Reed Advisors International Growth Fund, Inc., Class Y	$14.86
	Waddell & Reed Advisors New Concepts Fund, Inc., Class Y.	$10.09
	Waddell & Reed Advisors Vanguard Fund, Inc., Class Y	$ 9.92
	Waddell & Reed Advisors Global Bond Fund, Inc., Class Y	$ 9.63
	Waddell & Reed Advisors Small Cap Fund, Inc., Class Y	$ 8.41
	Waddell & Reed Advisors Dividend Income Fund, Class Y.	$ 5.13
	Waddell & Reed Advisors High Income Fund, Inc., Class Y	$ 4.83
	Waddell & Reed Advisors Limited-Term Bond Fund, Class Y	$ 4.67
	Cash and Cash Equivalents.	$ 0.28

The Investments of Growth Portfolio

June 30, 2005 *(Unaudited)*

MUTUAL FUNDS	Shares	Value
Waddell & Reed Advisors Core Investment Fund, Class Y	2,680,505	$15,493,318
Waddell & Reed Advisors Dividend Income Fund, Class Y	372,169	4,655,835
Waddell & Reed Advisors Global Bond Fund, Inc., Class Y	2,429,495	8,746,182
Waddell & Reed Advisors High Income Fund, Inc., Class Y	593,545	4,386,297
Waddell & Reed Advisors International Growth Fund, Inc., Class Y	2,057,416	13,496,649
Waddell & Reed Advisors Limited-Term Bond Fund, Class Y	420,628	4,239,926
Waddell & Reed Advisors New Concepts Fund, Inc., Class Y*	973,159	9,157,431
Waddell & Reed Advisors Small Cap Fund, Inc., Class Y*	489,344	7,638,663
Waddell & Reed Advisors Value Fund, Class Y	1,058,368	13,727,031
Waddell & Reed Advisors Vanguard Fund, Inc., Class Y	1,000,786	9,007,076
TOTAL MUTUAL FUNDS – 99.72%		**$90,548,408**

(Cost: $77,800,378)

See Notes to Schedule of Investments on page 10.

The Investments of Growth Portfolio

June 30, 2005 *(Unaudited)*

SHORT-TERM SECURITY – 0.22%	Principal Amount in Thousands	Value
Repurchase Agreement		
J.P. Morgan Securities Inc.,		
2.4% Repurchase Agreement		
dated 6–30–05 to be repurchased		
at $204,014 on 7–1–05 (A)	$204	$ 204,000
(Cost: $204,000)		
TOTAL INVESTMENT SECURITIES – 99.94%		**$90,752,408**
(Cost: $78,004,378)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.06%		**52,634**
NET ASSETS – 100.00%		**$90,805,042**

Notes to Schedule of Investments

*No dividends were paid during the preceding 12 months.

(A) Collateralized by $207,356 United States Treasury Note, 3.375% due 2–15–07; market value and accrued interest aggregate $209,995.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

GROWTH PORTFOLIO
June 30, 2005
(In Thousands, Except for Per Share Amounts) *(Unaudited)*

ASSETS

Investment securities – at value (cost – $78,004) (Notes 1 and 3)	$90,752
Cash	2
Receivables:	
Portfolio shares sold	198
Dividends and interest.	1
Prepaid and other assets	16
Total assets	90,969

LIABILITIES

Payable for investment securities purchased	67
Payable to Portfolio shareholders	63
Accrued shareholder servicing fee (Note 2).	17
Accrued accounting services fee (Note 2)	4
Accrued service and distribution fees (Note 2)	1
Other	12
Total liabilities	164
Total net assets.	$90,805

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 7
Additional paid-in capital	77,904
Accumulated undistributed income:	
Accumulated undistributed net investment income.	25
Accumulated undistributed net realized gain	
on investment transactions	121
Net unrealized appreciation in value of investments.	12,748
Net assets applicable to outstanding units of capital.	$90,805
Net asset value per share (net assets divided by shares outstanding):	
Class A	$12.20
Class B	$12.12
Class C	$12.14
Capital shares outstanding:	
Class A	6,105
Class B	975
Class C	372
Capital shares authorized	500,000

See Notes to Financial Statements.

Statement of Operations

GROWTH PORTFOLIO
For the Six Months Ended June 30, 2005
(In Thousands)   *(Unaudited)*

INVESTMENT INCOME	
Income (Note 1B):	
Dividends.	$ 406
Interest and amortization.	5
Total income	411
Expenses (Note 2):	
Administrative and shareholder servicing fee:	
Class A.	193
Class B.	32
Class C.	12
Service fee:	
Class A.	88
Class B.	14
Class C.	6
Distribution fee:	
Class B.	42
Class C.	18
Accounting services fee	23
Investment management fee.	14
Audit fees.	8
Custodian fees.	3
Legal fees	3
Other	69
Total	525
Less expenses waived (Note 2)	(122)
Total expenses	403
Net investment income	8
REALIZED AND UNREALIZED GAIN	
ON INVESTMENTS (NOTES 1 AND 3)	
Realized net gain on investments.	347
Unrealized appreciation in value of investments	658
Net gain on investments.	1,005
Net increase in net assets resulting from operations	$1,013

See Notes to Financial Statements.

Statement of Changes in Net Assets

GROWTH PORTFOLIO

(In Thousands)

(Unaudited)

	For the six months ended 6-30-05	For the fiscal year ended 12-31-04
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 8	$ 449
Realized net gain on investments	347	806
Unrealized appreciation.	658	6,070
Net increase in net assets resulting from operations	1,013	7,325
Distributions to shareholders from (Note 1C):[1]		
Net investment income:		
Class A.	(—)	(433)
Class B.	(—)	(—)*
Class C.	(—)	(—)
Realized gains on investment transactions:		
Class A.	(—)	(629)
Class B.	(—)	(103)
Class C.	(—)	(48)
	(—)	(1,213)
Capital share transactions (Note 5)	4,683	16,507
Total increase	5,696	22,619
NET ASSETS		
Beginning of period.	85,109	62,490
End of period.	$90,805	$85,109
Undistributed net investment income	$ 25	$ 17

*Not shown due to rounding.

(1)See "Financial Highlights" on pages 14 - 16.

Financial Highlights

GROWTH PORTFOLIO
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 6-30-05	For the fiscal year ended December 31,			For the period from 10-1-01[1] through 12-31-01
		2004	2003	2002	
Net asset value, beginning of period	$12.06	$11.14	$ 9.17	$10.84	$10.00
Income (loss) from investment operations:					
Net investment income	0.01	0.08	0.08	0.01	0.02
Net realized and unrealized gain (loss) on investments.	0.13	1.03	2.01	(1.54)	0.84
Total from investment operations	0.14	1.11	2.09	(1.53)	0.86
Less distributions from:					
Net investment income	(0.00)	(0.08)	(0.08)	(0.09)	(0.02)
Capital gains	(0.00)	(0.11)	(0.04)	(0.05)	(0.00)
Total distributions	(0.00)	(0.19)	(0.12)	(0.14)	(0.02)
Net asset value, end of period.	$12.20	$12.06	$11.14	$ 9.17	$10.84
Total return[2]	1.16%	9.99%	22.53%	−13.94%	8.63%
Net assets, end of period (in millions)	$74	$69	$50	$29	$9
Ratio of expenses to average net assets including expense waiver	0.79%[3]	0.82%	1.19%	1.46%	1.67%[3]
Ratio of net investment income to average net assets including expense waiver	0.16%[3]	0.77%	0.90%	0.69%	1.18%[3]
Ratio of expenses to average net assets excluding expense waiver	1.07%[3]	1.03%	—[4]	1.48%	1.71%[3]
Ratio of net investment income (loss) to average net assets excluding expense waiver	−0.12%[3]	0.56%	—[4]	0.67%	1.14%[3]
Portfolio turnover rate.	2%	11%	19%	28%	0%

(1) Commencement of operations of the class.
(2) Total return calculated without taking into account the sales load deducted on an initial purchase.
(3) Annualized.
(4) Because the Portfolio's net assets exceeded $25 million, there was no waiver of expenses. Therefore, no ratio is provided.

See Notes to Financial Statements.

Financial Highlights

GROWTH PORTFOLIO

Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 6-30-05	For the fiscal year ended December 31,			For the period from 10-1-01[1] through 12-31-01
		2004	2003	2002	
Net asset value, beginning of period	$12.03	$11.13	$ 9.17	$10.84	$10.00
Income (loss) from investment operations:					
Net investment income (loss)	(0.04)	(0.01)	0.00*	(0.04)	0.01
Net realized and unrealized gain (loss) on investments.	0.13	1.02	2.00	(1.57)	0.84
Total from investment operations	0.09	1.01	2.00	(1.61)	0.85
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.01)	(0.01)
Capital gains	(0.00)	(0.11)	(0.04)	(0.05)	(0.00)
Total distributions	(0.00)	(0.11)	(0.04)	(0.06)	(0.01)
Net asset value, end of period.	$12.12	$12.03	$11.13	$ 9.17	$10.84
Total return	0.75%	9.11%	21.53%	−14.61%	8.47%
Net assets, end of period (in millions)	$12	$11	$8	$4	$2
Ratio of expenses to average net assets including expense waiver	1.57%[2]	1.58%	1.98%	2.25%	2.22%[2]
Ratio of net investment income (loss) to average net assets including expense waiver	−0.61%[2]	−0.01%	0.11%	−0.13%	0.23%[2]
Ratio of expenses to average net assets excluding expense waiver	1.85%[2]	1.79%	—[3]	2.27%	2.28%[2]
Ratio of net investment income (loss) to average net assets excluding expense waiver	−0.89%[2]	−0.22%	—[3]	−0.15%	0.17%[2]
Portfolio turnover rate.	2%	11%	19%	28%	0%

 *Not shown due to rounding.
(1)Commencement of operations of the class.
(2)Annualized.
(3)Because the Portfolio's net assets exceeded $25 million, there was no waiver of expenses.Therefore, no ratio is provided.

See Notes to Financial Statements.

Financial Highlights

GROWTH PORTFOLIO
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 6-30-05	For the fiscal year ended December 31,			For the period from 10-1-01[(1)] through 12-31-01
		2004	2003	2002	
Net asset value, beginning of period	$12.05	$11.14	$ 9.17	$10.84	$10.00
Income (loss) from investment operations:					
Net investment income (loss)	(0.03)	0.00*	0.02	(0.02)	0.01
Net realized and unrealized gain (loss) on investments.	0.12	1.02	2.00	(1.57)	0.84
Total from investment operations	0.09	1.02	2.02	(1.59)	0.85
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.01)	(0.03)	(0.01)
Capital gains	(0.00)	(0.11)	(0.04)	(0.05)	(0.00)
Total distributions	(0.00)	(0.11)	(0.05)	(0.08)	(0.01)
Net asset value, end of period	$12.14	$12.05	$11.14	$ 9.17	$10.84
Total return	0.75%	9.19%	21.70%	−14.49%	8.47%
Net assets, end of period (in millions)	$5	$5	$4	$3	$2
Ratio of expenses to average net assets including expense waiver	1.50%[(2)]	1.51%	1.89%	2.11%	2.19%[(2)]
Ratio of net investment income (loss) to average net assets including expense waiver	−0.55%[(2)]	0.07%	0.19%	−0.03%	0.13%[(2)]
Ratio of expenses to average net assets excluding expense waiver	1.78%[(2)]	1.72%	—[(3)]	2.13%	2.25%[(2)]
Ratio of net investment income (loss) to average net assets excluding expense waiver	−0.83%[(2)]	−0.14%	—[(3)]	−0.05%	0.07%[(2)]
Portfolio turnover rate	2%	11%	19%	28%	0%

  *Not shown due to rounding.
(1)Commencement of operations of the class.
(2)Annualized.
(3)Because the Portfolio's net assets exceeded $25 million, there was no waiver of expenses. Therefore, no ratio is provided.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF BALANCED PORTFOLIO

Portfolio Highlights

As a shareholder of Balanced Portfolio, for every $100 you had invested on June 30, 2005, your Portfolio owned:



	Waddell & Reed Advisors Bond Fund, Class Y	$19.62
	Waddell & Reed Advisors Core Investment Fund, Class Y	$15.32
	Waddell & Reed Advisors International Growth Fund, Inc., Class Y .	$14.11
	Waddell & Reed Advisors Value Fund, Class Y	$12.31
	Waddell & Reed Advisors Cash Management, Inc., Class A	$ 9.29
	Waddell & Reed Advisors New Concepts Fund, Inc., Class Y	$ 7.18
	Waddell & Reed Advisors Vanguard Fund, Inc., Class Y	$ 7.05
	Waddell & Reed Advisors Dividend Income Fund, Class Y.	$ 5.22
	Waddell & Reed Advisors Global Bond Fund, Inc., Class Y	$ 4.90
	Waddell & Reed Advisors Limited-Term Bond Fund, Class Y	$ 4.75
	Cash and Cash Equivalents.	$ 0.25

The Investments of Balanced Portfolio

June 30, 2005   *(Unaudited)*

MUTUAL FUNDS	Shares	Value
Waddell & Reed Advisors Bond Fund, Class Y	2,073,736	$13,251,173
Waddell & Reed Advisors Cash Management, Inc., Class A	6,274,661	6,274,661
Waddell & Reed Advisors Core Investment Fund, Class Y	1,790,440	10,348,741
Waddell & Reed Advisors Dividend Income Fund, Class Y	281,832	3,525,724
Waddell & Reed Advisors Global Bond Fund, Inc., Class Y	920,191	3,312,688
Waddell & Reed Advisors International Growth Fund, Inc., Class Y	1,453,616	9,535,718
Waddell & Reed Advisors Limited-Term Bond Fund, Class Y	318,312	3,208,583
Waddell & Reed Advisors New Concepts Fund, Inc., Class Y*	515,311	4,849,078
Waddell & Reed Advisors Value Fund, Class Y	641,152	8,315,741
Waddell & Reed Advisors Vanguard Fund, Inc., Class Y	529,288	4,763,588
TOTAL MUTUAL FUNDS – 99.75%		**$67,385,695**

(Cost: $60,642,124)

See Notes to Schedule of Investments on page 19.

The Investments of Balanced Portfolio

June 30, 2005 *(Unaudited)*

SHORT-TERM SECURITY – 0.40%	Principal Amount in Thousands	Value
Repurchase Agreement		
J.P. Morgan Securities Inc.,		
2.4% Repurchase Agreement		
dated 6–30–05 to be repurchased		
at $268,018 on 7–1–05 (A).	$268	$ 268,000
(Cost: $268,000)		
TOTAL INVESTMENT SECURITIES – 100.15%		**$67,653,695**
(Cost: $60,910,124)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.15%)		**(102,700)**
NET ASSETS – 100.00%		**$67,550,995**

Notes to Schedule of Investments

  *No dividends were paid during the preceding 12 months.

(A) Collateralized by $271,466 United States Treasury Note, 3.375% due 2–15–07; market value and accrued interest aggregate $274,921.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

BALANCED PORTFOLIO
June 30, 2005
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (cost – $60,910) (Notes 1 and 3)	$67,654
Receivables:	
Portfolio shares sold	49
Dividends and interest.	2
Prepaid and other assets	15
Total assets	67,720

LIABILITIES

Payable to Portfolio shareholders	73
Payable for investment securities purchased	52
Accrued shareholder servicing fee (Note 2).	9
Due to custodian.	9
Accrued accounting services fee (Note 2)	4
Accrued service and distribution fees (Note 2)	1
Other	21
Total liabilities	169
Total net assets.	$67,551

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 6
Additional paid-in capital	60,379
Accumulated undistributed income:	
Accumulated undistributed net investment income.	207
Accumulated undistributed net realized gain	
on investment transactions	215
Net unrealized appreciation in value of investments.	6,744
Net assets applicable to outstanding units of capital.	$67,551
Net asset value per share (net assets divided by shares outstanding):	
Class A	$11.54
Class B	$11.49
Class C	$11.49
Capital shares outstanding:	
Class A	4,540
Class B	653
Class C	667
Capital shares authorized	300,000

See Notes to Financial Statements.

Statement of Operations

BALANCED PORTFOLIO
For the Six Months Ended June 30, 2005
(In Thousands) *(Unaudited)*

INVESTMENT INCOME

Income (Note 1B):

Dividends	$496
Interest and amortization	3
Total income	499

Expenses (Note 2):

Administrative and shareholder servicing fee:

Class A	123
Class B	20
Class C	19

Service fee:

Class A	62
Class B	10
Class C	9

Distribution fee:

Class B	29
Class C	28
Accounting services fee	22
Investment management fee	11
Audit fees	8
Custodian fees	2
Legal fees	2
Other	52
Total	397
Less expenses waived (Note 2)	(92)
Total expenses	305
Net investment income	194

**REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)**

Realized net gain on investments	112
Unrealized appreciation in value of investments	311
Net gain on investments	423
Net increase in net assets resulting from operations	$617

See Notes to Financial Statements.

Statement of Changes in Net Assets

BALANCED PORTFOLIO

(In Thousands)

(Unaudited)

	For the six months ended 6-30-05	For the fiscal year ended 12-31-04
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 194	$ 529
Realized net gain on investments	112	843
Unrealized appreciation.	311	2,917
Net increase in net assets resulting from operations.	617	4,289
Distributions to shareholders from (Note 1C):[1]		
Net investment income:		
Class A.	(—)	(489)
Class B.	(—)	(19)
Class C.	(—)	(20)
Realized gains on investment transactions:		
Class A.	(—)	(537)
Class B.	(—)	(90)
Class C.	(—)	(81)
	(—)	(1,236)
Capital share transactions (Note 5)	2,655	9,672
Total increase	3,272	12,725
NET ASSETS		
Beginning of period.	64,279	51,554
End of period.	$67,551	$64,279
Undistributed net investment income	$ 207	$ 13

(1)See "Financial Highlights" on pages 23 - 25.

See Notes to Financial Statements.

Financial Highlights

BALANCED PORTFOLIO
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period: (Unaudited)

	For the six months ended 6-30-05	For the fiscal year ended December 31,			For the period from 10-1-01[1] through 12-31-01
		2004	2003	2002	
Net asset value, beginning of period	$11.42	$10.85	$ 9.47	$10.57	$10.00
Income (loss) from investment operations:					
Net investment income	0.04	0.12	0.12	0.06	0.03
Net realized and unrealized gain (loss) on investments.	0.08	0.70	1.41	(0.97)	0.57
Total from investment operations	0.12	0.82	1.53	(0.91)	0.60
Less distributions from:					
Net investment income	(0.00)	(0.12)	(0.12)	(0.14)	(0.03)
Capital gains	(0.00)	(0.13)	(0.03)	(0.05)	(0.00)
Total distributions	(0.00)	(0.25)	(0.15)	(0.19)	(0.03)
Net asset value, end of period.	$11.54	$11.42	$10.85	$ 9.47	$10.57
Total return[2]	1.05%	7.55%	15.90%	–8.45%	6.00%
Net assets, end of period (in millions)	$52	$49	$38	$25	$9
Ratio of expenses to average net assets including expense waiver	0.76%[3]	0.78%	1.09%	1.35%	1.67%[3]
Ratio of net investment income to average net assets including expense waiver	0.78%[3]	1.13%	1.32%	1.30%	1.70%[3]
Ratio of expenses to average net assets excluding expense waiver	1.04%[3]	0.99%	—[4]	1.37%	1.72%[3]
Ratio of net investment income to average net assets excluding expense waiver. . . .	0.50%[3]	0.92%	—[4]	1.28%	1.65%[3]
Portfolio turnover rate.	2%	12%	18%	29%	0%

(1) Commencement of operations of the class.
(2) Total return calculated without taking into account the sales load deducted on an initial purchase.
(3) Annualized.
(4) Because the Portfolio's net assets exceeded $25 million, there was no waiver of expenses. Therefore, no ratio is provided.

See Notes to Financial Statements.

Financial Highlights

BALANCED PORTFOLIO
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 6-30-05	For the fiscal year ended December 31,			For the period from 10-1-01[1] through 12-31-01
		2004	2003	2002	
Net asset value, beginning of period	$11.42	$10.84	$ 9.47	$10.57	$10.00
Income (loss) from investment operations:					
Net investment income	0.00*	0.03	0.05	0.01	0.02
Net realized and unrealized gain (loss) on investments.	0.07	0.71	1.39	(1.00)	0.56
Total from investment operations	0.07	0.74	1.44	(0.99)	0.58
Less distributions from:					
Net investment income	(0.00)	(0.03)	(0.04)	(0.06)	(0.01)
Capital gains	(0.00)	(0.13)	(0.03)	(0.05)	(0.00)
Total distributions	(0.00)	(0.16)	(0.07)	(0.11)	(0.01)
Net asset value, end of period.	$11.49	$11.42	$10.84	$ 9.47	$10.57
Total return	0.61%	6.80%	15.04%	–9.25%	5.84%
Net assets, end of period (in millions)	$8	$8	$7	$4	$2
Ratio of expenses to average net assets including expense waiver	1.54%[2]	1.56%	1.87%	2.12%	2.22%[2]
Ratio of net investment income to average net assets including expense waiver . .	0.00%[2]	0.35%	0.54%	0.51%	0.75%[2]
Ratio of expenses to average net assets excluding expense waiver	1.82%[2]	1.77%	—[3]	2.14%	2.28%[2]
Ratio of net investment income (loss) to average net assets excluding expense waiver. .	–0.28%[2]	0.14%	—[3]	0.49%	0.69%[2]
Portfolio turnover rate.	2%	12%	18%	29%	0%

  *Not shown due to rounding.
(1) Commencement of operations of the class.
(2) Annualized.
(3) Because the Portfolio's net assets exceeded $25 million, there was no waiver of expenses. Therefore, no ratio is provided.

See Notes to Financial Statements.

Financial Highlights

BALANCED PORTFOLIO
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period: (Unaudited)

	For the six months ended 6-30-05	For the fiscal year ended December 31,			For the period from 10–1-01[1] through 12-31-01
		2004	2003	2002	
Net asset value, beginning of period	$11.42	$10.84	$ 9.47	$10.57	$10.00
Income (loss) from investment operations:					
Net investment income	0.00*	0.03	0.05	0.02	0.02
Net realized and unrealized gain (loss) on investments.	0.07	0.71	1.39	(1.00)	0.56
Total from investment operations	0.07	0.74	1.44	(0.98)	0.58
Less distributions from:					
Net investment income	(0.00)	(0.03)	(0.04)	(0.07)	(0.01)
Capital gains	(0.00)	(0.13)	(0.03)	(0.05)	(0.00)
Total distributions	(0.00)	(0.16)	(0.07)	(0.12)	(0.01)
Net asset value, end of period.	$11.49	$11.42	$10.84	$ 9.47	$10.57
Total return	0.61%	6.84%	14.95%	−9.11%	5.84%
Net assets, end of period (in millions)	$8	$7	$7	$4	$2
Ratio of expenses to average net assets including expense waiver	1.51%[2]	1.54%	1.85%	2.08%	2.23%[2]
Ratio of net investment income to average net assets including expense waiver	0.02%[2]	0.32%	0.55%	0.54%	0.73%[2]
Ratio of expenses to average net assets excluding expense waiver	1.79%[2]	1.75%	—[3]	2.10%	2.29%[2]
Ratio of net investment income (loss) to average net assets excluding expense waiver. . . .	−0.26%[2]	0.11%	—[3]	0.52%	0.67%[2]
Portfolio turnover rate.	2%	12%	18%	29%	0%

*Not shown due to rounding.
(1)Commencement of operations of the class.
(2)Annualized.
(3)Because the Portfolio's net assets exceeded $25 million, there was no waiver of expenses. Therefore, no ratio is provided.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF CONSERVATIVE PORTFOLIO

Portfolio Highlights

As a shareholder of Conservative Portfolio, for every $100 you had invested on June 30, 2005, your Portfolio owned:



	Waddell & Reed Advisors Limited-Term Bond Fund, Class Y	$49.13
	Waddell & Reed Advisors Cash Management, Inc., Class A	$19.24
	Waddell & Reed Advisors Core Investment Fund, Class Y	$10.58
	Waddell & Reed Advisors Government Securities Fund, Class Y .	$10.16
	Waddell & Reed Advisors Dividend Income Fund, Class Y.	$ 5.40
	Waddell & Reed Advisors Value Fund, Class Y.	$ 5.32
	Cash and Cash Equivalents.	$ 0.17

The Investments of Conservative Portfolio

June 30, 2005   (Unaudited)

MUTUAL FUNDS	Shares	Value
Waddell & Reed Advisors Cash Management, Inc., Class A	4,370,303	$ 4,370,303
Waddell & Reed Advisors Core Investment Fund, Class Y	415,712	2,402,814
Waddell & Reed Advisors Dividend Income Fund, Class Y	98,118	1,227,457
Waddell & Reed Advisors Government Securities Fund, Class Y	412,303	2,308,896
Waddell & Reed Advisors Limited-Term Bond Fund, Class Y	1,107,271	11,161,291
Waddell & Reed Advisors Value Fund, Class Y	93,077	1,207,211
TOTAL MUTUAL FUNDS – 99.83%		**$22,677,972**
(Cost: $22,077,747)		

SHORT-TERM SECURITY – 0.50%	Principal Amount in Thousands	
Repurchase Agreement		
J.P. Morgan Securities Inc., 2.4% Repurchase Agreement dated 6–30–05 to be repurchased at $115,008 on 7–1–05 (A)	$115	$ 115,000
(Cost: $115,000)		
TOTAL INVESTMENT SECURITIES – 100.33%		**$22,792,972**
(Cost: $22,192,747)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.33%)		**(75,822)**
NET ASSETS – 100.00%		**$22,717,150**

Notes to Schedule of Investments

(A)Collateralized by $116,199 United States Treasury Note, 3.375% due 2–15–07; market value and accrued interest aggregate $117,678.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

CONSERVATIVE PORTFOLIO
June 30, 2005
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (cost – $22,193) (Notes 1 and 3)	$22,793
Cash	1
Receivables:	
Portfolio shares sold	16
Dividends and interest	5
Prepaid and other assets	13
Total assets	22,828

LIABILITIES

Payable to Portfolio shareholders	91
Payable for investment securities purchased	7
Accrued shareholder servicing (Note 2)	3
Accrued accounting services fee (Note 2)	1
Accrued service and distribution fee (Note 2)	—*
Other	9
Total liabilities	111
Total net assets	$22,717

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 2
Additional paid-in capital	21,901
Accumulated undistributed income:	
Accumulated undistributed net investment income	123
Accumulated undistributed net realized gain	
on investment transactions	91
Net unrealized appreciation in value of investments	600
Net assets applicable to outstanding units of capital	$22,717
Net asset value per share (net assets divided by shares outstanding):	
Class A	$10.54
Class B	$10.51
Class C	$10.50
Capital shares outstanding:	
Class A	1,561
Class B	87
Class C	509
Capital shares authorized	200,000

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Operations

CONSERVATIVE PORTFOLIO
For the Six Months Ended June 30, 2005
(In Thousands)   *(Unaudited)*

INVESTMENT INCOME

Income (Note 1B):

Dividends	$256
Interest and amortization	3
Total income	259

Expenses (Note 2):

Administrative and shareholder servicing fee:

Class A	37
Class B	3
Class C	13

Service fee:

Class A	19
Class B	2
Class C	7

Distribution fee:

Class B	5
Class C	21
Registration fees	17
Accounting services fee	7
Audit fees	7
Investment management fee	4
Custodian fees	2
Legal fees	1
Other	16
Total	161
Less expenses waived (Note 2)	(31)
Total expenses	130
Net investment income	129

REALIZED AND UNREALIZED GAIN
(LOSS) ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on investments	102
Unrealized depreciation in value of investments	(25)
Net gain on investments	77
Net increase in net assets resulting from operations	$206

See Notes to Financial Statements.

Statement of Changes in Net Assets

CONSERVATIVE PORTFOLIO

(In Thousands)

	For the six months ended 6-30-05	For the fiscal year ended 12-31-04
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 129	$ 198
Realized net gain on investments	102	211
Unrealized appreciation (depreciation)	(25)	131
Net increase in net assets resulting from operations.	206	540
Distributions to shareholders from (Note 1C):[1]		
Net investment income:		
Class A.	(—)	(176)
Class B.	(—)	(9)
Class C.	(—)	(26)
Realized gains on investment transactions:		
Class A.	(—)	(128)
Class B.	(—)	(17)
Class C.	(—)	(51)
	(—)	(407)
Capital share transactions (Note 5)	152	3,909
Total increase	358	4,042
NET ASSETS		
Beginning of period.	22,359	18,317
End of period.	$22,717	$22,359
Undistributed net investment income (loss)	$ 123	$ (6)

(1)See "Financial Highlights" on pages 31 - 33.

See Notes to Financial Statements.

Financial Highlights

CONSERVATIVE PORTFOLIO
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 6-30-05	For the fiscal year ended December 31,			For the period from 10-1-01[1] through 12-31-01
		2004	2003	2002	
Net asset value, beginning of period	$10.43	$10.35	$10.06	$10.18	$10.00
Income (loss) from investment operations:					
Net investment income (loss)	0.07	0.12	0.08	(0.01)	0.04
Net realized and unrealized gain on investments.	0.04	0.18	0.34	0.04	0.19
Total from investment operations	0.11	0.30	0.42	0.03	0.23
Less distributions from:					
Net investment income	(0.00)	(0.13)	(0.08)	(0.14)	(0.05)
Capital gains	(0.00)	(0.09)	(0.05)	(0.01)	(0.00)*
Total distributions	(0.00)	(0.22)	(0.13)	(0.15)	(0.05)
Net asset value, end of period.	$10.54	$10.43	$10.35	$10.06	$10.18
Total return[2]	1.05%	2.91%	4.07%	0.35%	2.28%
Net assets, end of period (in millions)	$17	$14	$12	$8	$3
Ratio of expenses to average net assets including expense waiver	0.94%[3]	0.85%	1.13%	1.91%	2.14%[3]
Ratio of net investment income to average net assets including expense waiver	1.39%[3]	1.27%	0.90%	0.87%	1.49%[3]
Ratio of expenses to average net assets excluding expense waiver	1.22%[3]	1.07%	1.18%	1.96%	2.19%[3]
Ratio of net investment income to average net assets excluding expense waiver. . . .	1.11%[3]	1.05%	0.85%	0.82%	1.44%[3]
Portfolio turnover rate.	16%	19%	14%	81%	1%

*Not shown due to rounding.
(1) Commencement of operations of the class.
(2) Total return calculated without taking into account the sales load deducted on an initial purchase.
(3) Annualized.

See Notes to Financial Statements.

Financial Highlights

CONSERVATIVE PORTFOLIO
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period: (Unaudited)

	For the six months ended 6-30-05	For the fiscal year ended December 31,			For the period from 10-1-01[1] through 12-31-01
		2004	2003	2002	
Net asset value, beginning of period	$10.42	$10.35	$10.06	$10.18	$10.00
Income (loss) from investment operations:					
Net investment income	0.03[2]	0.05	0.01	0.00	0.04
Net realized and unrealized gain (loss) on investments.	0.06[2]	0.16	0.33	(0.04)	0.17
Total from investment operations	0.09	0.21	0.34	(0.04)	0.21
Less distributions from:					
Net investment income	(0.00)	(0.05)	(0.00)*	(0.07)	(0.03)
Capital gains	(0.00)	(0.09)	(0.05)	(0.01)	(0.00)*
Total distributions	(0.00)	(0.14)	(0.05)	(0.08)	(0.03)
Net asset value, end of period	$10.51	$10.42	$10.35	$10.06	$10.18
Total return	0.86%	2.05%	3.32%	−0.37%	2.12%
Net assets, end of period (in millions)	$1	$2	$2	$1	$1
Ratio of expenses to average net assets including expense waiver	1.68%[3]	1.58%	1.86%	2.67%	2.55%[3]
Ratio of net investment income to average net assets including expense waiver . . .	0.65%[3]	0.53%	0.16%	0.16%	1.07%[3]
Ratio of expenses to average net assets excluding expense waiver	1.96%[3]	1.80%	1.91%	2.72%	2.60%[3]
Ratio of net investment income to average net assets excluding expense waiver. . .	0.37%[3]	0.31%	0.11%	0.11%	1.02%[3]
Portfolio turnover rate.	16%	19%	14%	81%	1%

 *Not shown due to rounding.
(1) Commencement of operations of the class.
(2) Based on average weekly shares outstanding.
(3) Annualized.

See Notes to Financial Statements.

Financial Highlights

CONSERVATIVE PORTFOLIO
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 6-30-05	For the fiscal year ended December 31,			For the period from 10-1-01[1] through 12-31-01
		2004	2003	2002	
Net asset value, beginning of period	$10.42	$10.35	$10.06	$10.18	$10.00
Income (loss) from investment operations:					
Net investment income (loss)	0.04	0.04	0.01	(0.07)	0.03
Net realized and unrealized gain on investments.	0.04	0.17	0.33	0.02	0.18
Total from investment operations	0.08	0.21	0.34	(0.05)	0.21
Less distributions from:					
Net investment income	(0.00)	(0.05)	(0.00)	(0.06)	(0.03)
Capital gains	(0.00)	(0.09)	(0.05)	(0.01)	(0.00)*
Total distributions	(0.00)	(0.14)	(0.05)	(0.07)	(0.03)
Net asset value, end of period.	$10.50	$10.42	$10.35	$10.06	$10.18
Total return	0.77%	2.01%	3.39%	−0.50%	2.12%
Net assets, end of period (in millions)	$5	$6	$4	$3	$1
Ratio of expenses to average net assets including expense waiver.	1.71%[2]	1.61%	1.89%	2.66%	2.59%[2]
Ratio of net investment income to average net assets including expense waiver . . .	0.62%[2]	0.51%	0.14%	0.11%	1.04%[2]
Ratio of expenses to average net assets excluding expense waiver.	1.99%[2]	1.83%	1.94%	2.71%	2.64%[2]
Ratio of net investment income to average net assets excluding expense waiver. . .	0.34%[2]	0.29%	0.09%	0.06%	0.98%[2]
Portfolio turnover rate.	16%	19%	14%	81%	1%

  *Not shown due to rounding.
(1)Commencement of operations of the class.
(2)Annualized.

See Notes to Financial Statements.

Notes to Financial Statements

June 30, 2005   *(Unaudited)*

NOTE 1 – Significant Accounting Policies

The Waddell & Reed InvestEd Plan (InvestEd Plan) was established under the Arizona Family College Savings Program (the Program). Waddell & Reed InvestEd Portfolios, Inc. (InvestEd Portfolios) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. The Program was established by the State of Arizona as a qualified state tuition program in accordance with Section 529 of the Internal Revenue Code. InvestEd Plan is offered to Arizona residents and nationally. InvestEd accounts are held in the name and for the benefit of the Arizona Commission for Post-Secondary Education in its capacity as Trustee of the Family College Savings Program Trust Fund (the Trust). An investment in the Program constitutes a purchase of an interest in the Trust, a municipal fund security. The Trust invests in the InvestEd Portfolios. InvestEd Portfolios issues three series of capital shares; each series represents ownership of a separate mutual fund (a Portfolio). The assets belonging to each Portfolio are held separately by the transfer agent for the underlying funds and the custodian. The capital shares of each Portfolio represent a pro rata beneficial interest in the principal, net income and realized and unrealized capital gains or losses of its respective investments and other assets.

Accounts opened through the InvestEd Plan are not insured by the State of Arizona, Family College Savings Program Trust Fund, the Arizona Commission for Post Secondary Education, or any other governmental entity, Waddell & Reed, Inc. (W&R), or any affiliated or related party and neither the principal invested nor the investment return is guaranteed by any of the above referenced parties. InvestEd Plan accounts are subject to the Federal tax laws and the laws, rules and regulations governing the Program. Any changes in such laws, rules or regulations may affect participation in, and the benefits of, the InvestEd Plan. The InvestEd Plan may be modified to comply with such changes.

The following is a summary of significant accounting policies consistently followed by InvestEd Portfolios in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. **Security valuation** – Investments in funds within the Waddell & Reed Advisors Funds family are valued at their net asset value as reported by the underlying funds. Short-term debt securities are valued at amortized cost, which approximates market value.

B. **Security transactions and related investment income** – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Securities Transactions.

C. **Dividends and distributions** – Dividends and distributions to shareholders are recorded by each Portfolio on the business day following record date. Net investment income distributions and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. All distributions are automatically paid in additional shares of the same class of the distributing Portfolio. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management And Payments To Affiliated Persons

Like all mutual funds, the Portfolios pay fees related to their daily operations. Expenses paid out of each Portfolio's assets are reflected in its share price or dividends; they are neither billed directly to shareholders nor deducted from shareholder accounts.

Under its Management Agreement, for Waddell & Reed Investment Management Company's (WRIMCO) management services, until May 1, 2004, the management fee for each of the Portfolios was payable at the annual rate of 0.05% of the net assets of the Portfolio. Pursuant to a letter agreement dated April 29, 2004, WRIMCO contractually waived the management fee for the period from May 1, 2004 through April 30, 2005. Pursuant to a new agreement between WRIMCO and the Fund, beginning May 1, 2005, WRIMCO has contractually eliminated the management fee.

Under its Management Agreement, for WRIMCO's management services, each of the underlying funds pays WRIMCO a fee as described in that fund's prospectus. The management fee rates for each of the underlying funds are as follows:

for Waddell & Reed Advisors Bond Fund, management fees for the fund as a percent of the fund's net assets for the fiscal year ended September 30, 2004, were 0.52%

for Waddell & Reed Advisors Cash Management, Inc., management fees for the fund as a percent of the fund's net assets for the fiscal year ended September 30, 2004, were 0.40%

for Waddell & Reed Advisors Core Investment Fund, management fees for the fund as a percent of the fund's net assets for the fiscal year ended June 30, 2005, were 0.62%

for Waddell & Reed Advisors Dividend Income Fund, management fees for the fund as a percent of the fund's net assets for the fiscal year ended June 30, 2005, were 0.70%

for Waddell & Reed Advisors Global Bond Fund, Inc., management fees for the fund as a percent of the fund's net assets for the fiscal year ended September 30, 2004, were 0.63%

for Waddell & Reed Advisors Government Securities Fund, management fees for the fund as a percent of the fund's net assets for the fiscal year ended September 30, 2004, were 0.50%

for Waddell & Reed Advisors High Income Fund, Inc., management fees for the fund as a percent of the fund's net assets for the fiscal year September 30, 2004, were 0.61%

for Waddell & Reed Advisors International Growth Fund, Inc., management fees for the fund as a percent of the fund's net assets for the fiscal year ended June 30, 2005, were 0.85%

for Waddell & Reed Advisors Limited-Term Bond Fund, management fees for the fund as a percent of the fund's net assets for the fiscal year ended September 30, 2004, were 0.50%

for Waddell & Reed Advisors New Concepts Fund, Inc., management fees for the fund as a percent of the fund's net assets for the fiscal year ended June 30, 2005, were 0.85%

for Waddell & Reed Advisors Small Cap Fund, Inc., management fees for the fund as a percent of the fund's net assets for the fiscal year ended June 30, 2005, were 0.85%

for Waddell & Reed Advisors Value Fund, management fees for the fund as a percent of the fund's net assets for the fiscal year ended June 30, 2005, were 0.70%

for Waddell & Reed Advisors Vanguard Fund, Inc., management fees for the fund as a percent of the fund's net assets for the fiscal year ended June 30, 2005, were 0.68%

Each Portfolio has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing bookkeeping and accounting services and assistance to the InvestEd Portfolios and pricing daily the value of shares of each Portfolio. For these services, each Portfolio pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table.

Accounting Services Fee

Average Net Asset Level (in millions)	Annual Fee Rate for Each Level
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $ 100 to $ 200	$ 48,400
From $ 200 to $ 350	$ 63,200
From $ 350 to $ 550	$ 82,500
From $ 550 to $ 750	$ 96,300
From $ 750 to $1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, each Portfolio pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Each Portfolio and each underlying fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

Each underlying fund also pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the table above. Plus, for each class of shares in excess of one, each underlying fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly base fee.

Under the Administrative and Shareholder Servicing Agreement, with respect to Class A, Class B and Class C shares, each Portfolio pays WRSCO a fee at the rate of 0.40% of net assets annually. The fee is paid daily on a pro rata basis. Each Portfolio also reimburses W&R and WRSCO for certain out-of-pocket costs.

Under the Shareholder Servicing Agreement for each of the underlying funds other than Waddell & Reed Advisors Cash Management, Inc., each fund pays WRSCO a monthly fee equal to 0.15 of 1% of the average daily net assets of Class Y for the preceding month. Waddell & Reed Advisors Cash Management, Inc., one of the underlying funds, pays WRSCO a monthly fee of $1.75 for each shareholder account which was in existence at any time during the prior month.

WRSCO has contractually agreed to waive 0.25% of the Administrative and Shareholder Servicing Fee for the period beginning May 1, 2004 and ending April 30, 2006. During the period ended June 30, 2005, the following fees were waived (in thousands):

	Investment Management Fee	Administrative and Shareholder Servicing Fee
Growth Portfolio	$14	$108
Balanced Portfolio	11	81
Conservative Portfolio	4	27

As principal underwriter for each Portfolio's shares, W&R receives gross sales commissions (which are not an expense of the InvestEd Portfolios) for Class A shares. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and paid to W&R. During the period ended June 30, 2005, W&R received the following amounts in gross sales commissions and CDSC:

	Gross Sales Commissions	CDSC Class A	CDSC Class B	CDSC Class C
Growth Portfolio	$432,615	$0	$7,597	$ 38
Balanced Portfolio	187,755	0	5,784	123
Conservative Portfolio	37,660	0	98	182

With respect to Class A, Class B and Class C shares, W&R pays sales commissions and all expenses in connection with the sale of the InvestEd Plan's shares, except for registration fees and related expenses. During the period ended June 30, 2005, W&R paid the following amounts: Growth Portfolio – $271,720; Balanced Portfolio – $118,099; and Conservative Portfolio – $24,407.

Under a Distribution and Service Plan for Class A shares adopted by the InvestEd Portfolios pursuant to Rule 12b–1 under the Investment Company Act of 1940, each Portfolio may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of each Portfolio's Class A average annual net assets. The fee is to be paid to compensate W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Portfolio shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the InvestEd Portfolios for Class B and Class C shares, respectively, each Portfolio may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class. The Class B Plan and the Class C Plan each permit W&R to receive compensation, through the distribution and service fee, respectively, for its distribution activities for that class, which are similar to the distribution activities described with respect to the Class A Plan, and for its activities in providing personal services to shareholders of that class and/or maintaining shareholder accounts of that class, which are similar to the corresponding activities for which it is entitled to compensation under the Class A Plan.

The InvestEd Portfolios paid Directors' regular compensation of $3,999, which are included in other expenses. The InvestEd Portfolios pay Frederick Vogel III additional compensation for his service as lead independent director. For the six months ended June 30, 2005, that amount was $109.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Investment Securities Transactions

Investment securities transactions for the period ended June 30, 2005 are summarized as follows:

	Growth Portfolio	Balanced Portfolio	Conservative Portfolio
Purchases of mutual funds	$ 6,820,660	$ 4,205,417	$ 3,919,295
Purchases of short-term securities	52,164,000	36,984,000	28,096,990
Proceeds from sales of mutual funds . .	1,922,501	1,127,421	3,545,490
Proceeds from maturities and sales of short-term securities.	52,467,000	37,318,000	28,133,990

For Federal income tax purposes, cost of investments owned at June 30, 2005 and the related appreciation (depreciation) were as follows:

	Cost	Appreciation	Depreciation	Aggregate Appreciation
Growth Portfolio	$78,123,996	$12,628,412	$ —	$12,628,412
Balanced Portfolio	60,953,771	6,701,267	1,343	6,699,924
Conservative Portfolio	22,194,264	663,910	65,202	598,708

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Portfolios' distributed and undistributed earnings and profit for the fiscal year ended December 31, 2004 and the related capital loss carryover and post-October activity were as follows:

	Growth Portfolio	Balanced Portfolio	Conservative Portfolio
Net ordinary income	$449,224	$529,281	$198,759
Distributed ordinary income	432,525	527,613	205,828
Undistributed ordinary income	18,411	13,676	—
Realized long-term capital gains	796,920	850,209	210,095
Distributed long-term capital gains	780,092	707,996	200,848
Undistributed long-term capital gains	17,198	188,109	16,507
Capital loss carryover	—	—	—
Post-October losses deferred	—	—	—

Internal Revenue Code regulations permit each Portfolio to defer into its next fiscal year net capital losses or net long-term capital losses incurred between each November 1 and the end of its fiscal year (post-October losses).

NOTE 5 – Multiclass Operations

Each Portfolio currently offers three classes of shares, Class A, Class B and Class C, each of which have equal rights as to assets and voting privileges. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock for the six months ended June 30, 2005 are summarized below. Amounts are in thousands.

	Growth Portfolio	Balanced Portfolio	Conservative Portfolio
Shares issued from sale of shares:			
Class A	878	702	377
Class B	114	86	16
Class C	59	88	100
Shares issued from reinvestment of dividend and/or capital gains distribution:			
Class A	—	—	—
Class B	—	—	—
Class C	—	—	—
Shares redeemed:			
Class A	(475)	(436)	(218)
Class B	(66)	(143)	(110)
Class C	(117)	(65)	(153)
Increase in outstanding capital shares	393	232	12
Value issued from sale of shares:			
Class A	$10,487	$7,971	$3,930
Class B	1,358	980	172
Class C	700	998	1,041
Value issued from reinvestment of dividend and/or capital gains distribution:			
Class A	—	—	—
Class B	—	—	—
Class C	—	—	—
Value redeemed:			
Class A	(5,680)	(4,953)	(2,262)
Class B	(788)	(1,606)	(1,139)
Class C	(1,394)	(735)	(1,590)
Increase in outstanding capital	$ 4,683	$2,655	$ 152

Transactions in capital stock for the fiscal year ended December 31, 2004 are summarized below. Amounts are in thousands.

	Growth Portfolio	Balanced Portfolio	Conservative Portfolio
Shares issued from sale of shares:			
Class A	1,876	1,388	570
Class B	270	199	44
Class C	122	191	214
Shares issued from reinvestment of dividend and/or capital gains distribution:			
Class A	88	90	29
Class B	9	9	2
Class C	4	9	8
Shares redeemed:			
Class A	(766)	(738)	(374)
Class B	(103)	(87)	(20)
Class C	(50)	(186)	(97)
Increase in outstanding capital shares	1,450	875	376
Value issued from sale of shares:			
Class A	$21,244	$15,252	$5,934
Class B	3,064	2,176	456
Class C	1,377	2,096	2,214
Value issued from reinvestment of dividend and/or capital gains distribution:			
Class A	1,061	1,026	304
Class B	103	108	26
Class C	48	101	77
Value redeemed:			
Class A	(8,665)	(8,096)	(3,882)
Class B	(1,163)	(954)	(211)
Class C	(562)	(2,037)	(1,009)
Increase in outstanding capital	$16,507	$ 9,672	$3,909

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures used by the underlying Waddell & Reed Advisors Group of Mutual Funds to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the underlying funds, as applicable, voted proxies relating to portfolio securities during the most recent 12-month period ending June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on Form N-Q. This form may be obtained in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
- On Waddell & Reed's website at www.waddell.com.

Waddell & Reed InvestEd Portfolios, Inc.

Waddell & Reed InvestEd Growth Portfolio
Waddell & Reed InvestEd Balanced Portfolio
Waddell & Reed InvestEd Conservative Portfolio

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses associated with the InvestEd Plan carefully before investing. This and other information is found in the Waddell & Reed InvestEd Portfolios' prospectus, the InvestEd Program overview and the InvestEd Account Application, an additional copy of which can be obtained from your financial advisor. Please read these materials carefully before investing.



Waddell & Reed InvestEd Portfolios, Inc.
6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, Kansas 66201-9217

InvestEd
Waddell & Reed 529 Plan

NUR1909SA (6-05)